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                             March 8, 2021

       Adam Brajer
       Company Counsel
       CF Acquisition Corp. VIII
       110 East 59th Street
       New York, NY 10022

                                                        Re: CF Acquisition
Corp. VIII
                                                            Form S-1/A filed
March 5, 2021
                                                            File No. 333-253308

       Dear Mr. Brajer:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1/A filed March 5, 2021

       Related Party Transactions, page 96

   1. We note the revised disclosure that your sponsor transferred founder shares to independent director
nominees. With a view to disclosure on page 137, please advise us of your
determination of director independence and the extent to which the transferred shares could interfere
with the exercise of independent judgment in carrying out the responsibilities of a
director. We note in this regard that "[s]uch securities will be worthless if [you] do
not complete an initial business combination" but could could be worth a significant
amount even if the market performance of the shares after an initial business combination
results in a significant loss to investors who purchase in this offering.
 Adam Brajer
CF Acquisition Corp. VIII
March 8, 2021
Page 2
Conflicts of Interest, page 141

2. We note revised disclosure on pages 35 and 143 regarding conflicts of interest due to multiple affiliations, including other SPACs. Your revised disclosure on page 143 addresses specific considerations for Cantor SPAC II and Cantor SPAC III and states that all suitable target businesses will be presented to them and the other "Prior Cantor
         SPACs" as defined on page 5. Please revise the text and table on page 143 and where appropriate to clarify what determines the order or priority. For example, it is unclear if opportunities will be offered to each of the prior SPACs by order of the date they were founded, the number attributed to the SPAC or otherwise.
       You may contact Babette Cooper at 202-551-3396 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or Jim Lopez at 202-551-3536 with any other questions.



FirstName LastNameAdam Brajer                                  Sincerely,
Comapany NameCF Acquisition Corp. VIII
                                                               Division of
Corporation Finance
March 8, 2021 Page 2                                           Office of Real
Estate & Construction
FirstName LastName